Autolus Therapeutics announces appointment of Robert F. Dolski as Chief Financial Officer July 19, 2023 at 7:00 AM EDT - Veronica Hersberger appointed as Senior Vice President, Medical Affairs - Miranda Neville promoted to Senior Vice President, Project Management and will continue to lead the obe-cel program LONDON, July 19, 2023 (GLOBE NEWSWIRE) -- Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced the appointment of Robert F. Dolski as Chief Financial Officer (CFO), effective August 7, 2023. Mr. Dolski joins Autolus from Checkmate Pharmaceuticals Inc., where he served as Chief Financial Officer at the clinical-stage immuno-oncology biotech, acquired by Regeneron Pharmaceuticals Inc. in 2022. He brings more than 20 years of diversified experience as a life sciences financial executive driving the strategy, planning, execution, and financing of private and public biopharmaceutical companies. Mr. Dolski will succeed Dr. Lucinda Crabtree, who, as previously announced, will be leaving Autolus in August. Dr. Veronica Hersberger was appointed as Senior Vice President, Medical Affairs in Q2 2023 and has started to build up this critical function as the Company prepares obe-cel for launch. Veronica joined Autolus from TargImmune Therapeutics AG, where she was Chief Medical Officer. Prior to that, Veronica was Global Product Leader for the cancer therapies Calquence and Lumoxiti at AstraZeneca and led Medical Affairs for the Hematology Franchise at Roche where she was also involved in the development of a range of oncology programs. Additionally, Miranda Neville has been promoted to Senior Vice President, Project Management, effective immediately. Miranda leads the obe-cel program and has served in various roles at Autolus, most recently as Vice President, Head of Program and Portfolio Management. Miranda has over 20 years of experience in project management, engineering, capital projects and operations. Prior to leading the obe-cel program, Miranda ran Autolus’ commercial manufacturing capital project delivering the Nucleus facility in record time. Prior to Autolus, Miranda supported several consulting projects across large biopharmaceutical companies as well as clinical stage gene therapy programs. At Human Genome Sciences, Inc., Miranda led program management for the Benlysta program in systemic lupus erythematosus (SLE) through a successful BLA process, resulting in regulatory approval. “I am delighted to welcome Rob as our new CFO and Veronica as SVP, Medical Affairs and am also very pleased to announce Miranda’s well-deserved promotion,” said Dr. Christian Itin, Chief Executive Officer of Autolus. “The combined firepower of Rob’s experience driving financial strategy, Veronica’s experience in shaping oncology products and Miranda’s broad project management expertise will be invaluable as we drive obe-cel towards the market.” “I want also to thank Lucinda for her many contributions to Autolus over the years and wish her the best for the future.” “I am really excited to be joining Autolus at this critical time,” said Rob Dolski. “Obe-cel has the potential to transform the lives of patients with hematologic malignancies and I look forward to working with the talented team to deliver on the promise of the Company’s CAR T-cell therapies alongside advancing Autolus’ business priorities.” “Starting with the data presentation for obe-cel at ASCO, we are building awareness of obe-cel's differentiated profile, which we believe has the potential to address the high medical need in relapsed/refractory ALL patients,” said Dr. Veronica Hersberger. “I am excited to join at such a pivotal stage of the program.” “I have been involved with the development of obe-cel since joining Autolus five years ago,” added Miranda Neville. “I am honored to now be taking on the role of SVP, Project Management at such an important time as we work towards filing a BLA for obe-cel by the end of the year.” Mr. Dolski previously served as Chief Financial Officer at Checkmate Pharmaceuticals where he was responsible for investor relations and the Company’s financial strategy and management. Prior to that he served as Vice President, Finance at Akcea Therapeutics, acquired by Ionis Pharmaceuticals in 2020, where he held similar finance responsibilities and supported the development and commercialization of several rare disease programs. He has also held senior finance positions at Moderna Therapeutics, Forum Pharmaceuticals, Inc., and Human Genome Sciences, Inc., prior to its acquisition by GlaxoSmithKline. Mr. Dolski started his career at Amgen, Inc. He holds an MBA from The Wharton School and a BSc in civil engineering and strategic management from the University of Pennsylvania. Dr. Veronica Hersberger was appointed as Senior Vice President, Medical Affairs in Q2 2023 and has started to build up this critical function as the Company prepares obe-cel for launch. Veronica joins Autolus from TargImmune Therapeutics AG, where she was Chief Medical Officer. Prior to that she was at AstraZeneca, as Global Product Leader for the cancer therapies Calquence and Lumoxiti. She also had a long career at F. Hoffmann-La Roche AG where she was Medical Affairs Franchise Head Hematology and was involved in the development and delivery of a number of significant cancer therapies, including Herceptin SC, Kadcyla and Perjeta across the full range of clinical development from early stage through to commercialization. She was responsible for the first in human Perjeta studies and was involved in the regulatory interactions for filing Herceptin in adjuvant breast cancer, gastric cancer, and 1-weekly dosing and for Kadcyla in metastatic breast cancer. She has broad experience across many aspects of oncology including most solid tumors and various hematological malignancies, plus experience in non-malignant diseases such as hemophilia. Dr. Hersberger holds a medical degree from the University of Buenos Aires. She is a board-certified dermatologist and brings more than 20 years of industry experience in oncology and hematology. Ms. Neville joined Autolus in 2018 from the consulting firm AllianceBio where she spent 4 years as a Partner and supported several clinical stage CDMO and commercial biopharmaceutical companies. Following her BS at West Virginia University, she started her career at Human Genome

Sciences, Inc. She spent 10 years at HGS in a variety of roles including Manufacturing, Engineering & Program Management, prior to its acquisition by GlaxoSmithKline. About Autolus Therapeutics plc Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information, please visit www.autolus.com About obe-cel (AUTO1) Obe-cel is a CD19 CAR T cell investigational therapy designed to overcome the limitations in clinical activity and safety compared to current CD19 CAR T cell therapies. Designed to have a fast target binding off-rate to minimize excessive activation of the programmed T cells, obe-cel may reduce toxicity and be less prone to T cell exhaustion, which could enhance persistence and improve the ability of the programmed T cells to engage in serial killing of target cancer cells. In collaboration with Autolus’ academic partner, UCL, obe-cel is currently being evaluated in a Phase 1 clinical trial for B-NHL. Autolus has progressed obe-cel to the FELIX trial, a pivotal trial for adult ALL. Forward-Looking Statements This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and in some cases can be identified by terms such as "may," "will," "could," "expects," "plans," "anticipates," and "believes." These statements include, but are not limited to, statements regarding the continued development of Autolus’ obe-cel program, the submission for regulatory approval of obe-cel (including the timing thereof), and the potential commercial opportunity for obe-cel if approved. Any forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the risks that Autolus’ preclinical or clinical programs do not advance or result in approved products on a timely or cost effective basis or at all; the results of early clinical trials are not always being predictive of future results; the cost, timing, and results of clinical trials; that many product candidates do not become approved drugs on a timely or cost effective basis or at all; the ability to enroll patients in clinical trials; possible safety and efficacy concerns; and the impact of the ongoing COVID-19 pandemic on Autolus’ business. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Autolus’ actual results to differ from those contained in the forward-looking statements, see the section titled "Risk Factors" in Autolus' Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2023, as well as discussions of potential risks, uncertainties, and other important factors in Autolus' subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Autolus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Contact: Julia Wilson +44 (0) 7818 430877 j.wilson@autolus.com Susan A. Noonan S.A. Noonan Communications +1-917-513-5303 susan@sanoonan.com Alexandra Deschner +32-490-58-35-23 a.deschner@autolus.com